March 15, 2011

SUBMITTED VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:      Radian Group Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Form 10-Q for the Quarterly Period Ended September 30, 2010

File Number: 001-11356

Dear Mr. Rosenberg:

On behalf of Radian Group Inc. (the “Company”), I respectfully provide our responses to the comments in your letter dated February 15, 2011. For your convenience, the text of your comments is reproduced below, before each applicable response. References in this letter to “we,” “us,” “our,” or “ours,” refer to Radian Group Inc. and its consolidated subsidiaries.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis

Critical Accounting Policies

Reserve for Losses, page 150

1.       Refer to your response to prior comment five, on page four of your response, where you indicate that you follow the guidance in ASC 944-40 which requires a liability for unpaid claims and claim adjustment expenses to be established when an insured event occurs. Please tell us how you considered ASC 450-20 and whether your estimate of loss reserves complies with that standard.

Response:

We believe that our estimate for loss reserves complies with the guidance in ASC 450-20, Loss Contingencies, and that the insurance industry guidance within ASC 944-40, Financial Services – Insurance – Claim Costs and Liabilities for Future Policy Benefits, provides us and the mortgage insurance industry with a more specific application of the general loss contingency requirements found in ASC 450-20. In the absence of specific guidance regarding mortgage insurance reserves, we establish reserves using the guidance contained in ASC 944-40, supplemented with other accounting standards as described below.

Jim B. Rosenberg

U.S. Securities and Exchange Commission

March 15, 2011

While the guidance in ASC 944-40 provides a more specific framework for insurance entities in establishing liabilities for unpaid claims and claim adjustment expenses, it is consistent with the general principles contained in ASC 450-20. Consistent with mortgage insurance industry practice, we consider that a liability has been incurred and the related loss is probable and reasonably estimable in the period when an insured event occurs (i.e., at time of default, which we define as when a borrower has missed two monthly payments).

In addition, as required under ASC 944-60, Premium Deficiency and Loss Recognition, we analyze our insurance policies that are in force to determine if a premium deficiency reserve (“PDR”) is required, to the extent the net present value of the expected future losses and expenses for a particular product exceeds the net present value of expected future premiums and existing reserves for that product. Paragraph 450-20-55-17A states that Subtopic 450-20 “does not prohibit (and, in fact, requires) accrual of a net loss (that is, a loss in excess of deferred premiums) that probably will be incurred on insurance policies that are in force, provided that the loss can be reasonably estimated.” Similarly, paragraph 944-60-25-2 defines a “probable loss” to exist on insurance contracts if a premium deficiency exists on those contracts.

Therefore, we believe that our estimates for reserve for losses and for any PDR, if such a deficiency exists, are consistent with and comply with the requirements found in both ASC 450-20 and ASC 944-40.

2.      Refer to your response to prior comment five, on page seven of your response, where you state that your reserve estimate does not currently include a specific assumption for reinstatement of previously rescinded policies, and please address the following:

•      You state that you do not believe that this activity is material to your total claims paid or incurred losses for the year, or your current reserve estimate. Please tell us whether you believe this activity is material to your pre-tax net loss for the earlier periods affected.

Response:

The impact from reinstatements of previously rescinded policies has been immaterial to our consolidated balance sheets, statements of operations (including our pre-tax net loss for earlier periods affected) and statements of cash flows for all prior periods. As described previously, we do not consider a policy to be rescinded until after we have completed a process by which the insured is permitted to challenge or rebut our intent to

Jim B. Rosenberg

U.S. Securities and Exchange Commission

March 15, 2011

rescind and the rescission, if not overturned as part of this process, becomes final. The defaulted policy remains in our default inventory throughout this rescission process and is not removed from our inventory until the process is completed and we consider the rescission to be final. This process is described in our 2010 Form 10-K (p. 25) and in our prior response. This process has helped to reduce the amount of reinstatements we have experienced on our previously rescinded policies, and we believe will reduce the amount of future reinstatements as well.

We further believe that any impact from such reinstatement activity in a subsequent period, to the extent it differs from what was previously accrued for in our general incurred but not reported (“IBNR”) reserve estimate, would be considered a change in accounting estimate. Importantly, this item was not reasonably estimable at December 31, 2009, particularly given the significant increase in rescission activity in 2009 and the absence of any reliable historical data of such reinstatements at that time. Prior to 2010, the amount of such reinstatements had been negligible. As we have gathered more data regarding overturned rescissions and denials, we have considered that experience in developing our reserve estimates.

In determining whether this activity is material to our pre-tax net loss for the earlier periods affected, we considered the materiality guidance provided by SEC Staff Accounting Bulletin (“SAB”) No. 99. Due primarily to the imprecise nature of the item, its relationship to our overall reserve estimate and provision for losses, and other surrounding circumstances, we believe that the magnitude of this item is such that it is not probable that the judgment of a reasonable person relying upon our statements would have been changed or influenced by the inclusion of this item in earlier periods. In addition to the significant degree of estimation inherent not only in our IBNR reserve, but also our overall reserve for losses, which totaled $3.5 billion at December 31, 2009, if we evaluated this item using all other materiality considerations identified in SAB No. 99, we believe that no other qualitative considerations discussed would apply to this item.

We continually review and make adjustments to all of our estimates based on changes in observed activity. During 2010, we increased our IBNR reserve estimate, including an estimate for defaults related to previously rescinded policies and denied claims that are expected to be reinstated or resubmitted, from $13.6 million at December 31, 2009 to $39.5 million at December 31, 2010. As our history with regard to reinstatement activity continues to develop, to the extent material, we will continue to make further adjustments to our IBNR reserve estimate to incorporate that experience and to accrue for losses that we believe are both probable and reasonably estimable.

Jim B. Rosenberg

U.S. Securities and Exchange Commission

March 15, 2011

•      Please revise your disclosure to include a statement similar to your response that your assumption for projected insurance rescissions embedded in your estimated default to claim rate on your in-force default inventory does include an adjustment to your estimated rescission rate for successful rebuttals, to account for the fact that a small number of policies, for which an initial intent to rescind letter has been sent to your lender-customers, are expected to remain in-force as a result of valued challenges by such policyholders. Also, quantify the amount if material.

Response:

In our 2010 Form 10-K filing, we revised our disclosure within both the Critical Accounting Policies section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations (p. 148) and the Significant Accounting Policies footnote of our Notes to Consolidated Financial Statements (p. 179) to include the following statement:

The assumptions embedded in our estimated default to claim rate on our in-force default inventory includes an adjustment to our estimated rescission and denial rate, to account for the fact that we expect a certain number of policies for which an initial intent to rescind letter has been sent to our lender customers to remain in-force and ultimately be paid, as a result of valid challenges by such policy holders.

As of December 31, 2010, we did not consider this adjustment to our estimated rescission and denial rate embedded in our default to claim rate to be material to our reported net loss, our provision for losses or our reserve for losses and loss adjustment expenses, and therefore, did not include a quantification of this adjustment within our disclosure. As of December 31, 2010, the effect of this adjustment on our reserves for our in-force default inventory represented approximately $34 million (or less than 1%) of our $3.5 billion reserve for losses related to our mortgage insurance segment. To the extent this adjustment becomes material in future periods, we will disclose the magnitude of this adjustment in future filings.

Jim B. Rosenberg

U.S. Securities and Exchange Commission

March 15, 2011

Notes to Consolidated Financial Statements

10. Losses and LAE, page 227

3.       Refer to your response to prior comment seven. We believe that quantified disclosure of the impact that rescissions and claim denials had on your prior year redundancy of $411.6 million appears to be material. Please revise your disclosure to quantify the change in the prior years’ losses and LAE incurred related to rescissions and claim denials in the footnotes to the tabular disclosure or elsewhere in the Note.

Response:

In our 2010 Form 10-K filing, we enhanced our disclosures within our Losses and LAE note (p. 220) to include the following quantification of the change in prior year losses and LAE incurred related to insurance rescissions and claim denials for 2009, as that was clearly the most significant driver of prior year loss development for that year:

The significant decrease in our default to claim rate in 2009 was primarily related to an increase in our estimate during that year related to future insurance rescissions and claim denials, which was the primary reason for our 2009 prior year favorable development of $411.7 million. Our incurred losses in 2009 for defaults from prior years was favorably impacted by increased levels of insurance rescissions and claim denials, as compared to the level of rescission and denial activity anticipated in the reserves established at December 31, 2008. As a result of the significant increase in our loss mitigation activities in 2009, our incurred losses were reduced by approximately $650 million as of December 31, 2009 related to prior year defaults. Partially offsetting this impact was the effect of an increase in our default to claim rate prior to consideration of our loss mitigation activities, primarily as a result of the aging of delinquent loans.

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Jim B. Rosenberg

U.S. Securities and Exchange Commission

March 15, 2011

In connection with the response to the comment set forth above, we acknowledge that:

•      we are responsible for the adequacy and accuracy of the disclosure in our filings;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to our filings; and

•      we may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions about the response to your comment or require further explanation, please do not hesitate to contact me at (215) 231-1444.

Sincerely,

/s/ C. Robert Quint

C. Robert Quint
Chief Financial Officer